SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

June 30, 2015

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Post-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-193241

Dear Mr. Bartz:

Pursuant to our discussion today, on behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 29, 2015 with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement” or the “Prospectus”), filed with the Commission on May 4, 2015. The Staff’s comment is set forth below and is followed by the Company’s response.

Legal Comments

1.	Please revise footnote 10 on page 25 of the Prospectus to note that investments in private funds may comprise no more than 35% of the Company’s total net assets, of which no more than 15% may be invested in private equity and hedge funds (collectively, “private investment companies”).

Response: The Company undertakes to incorporate the following revised language in a Rule 497 filing shortly after the Company’s post-effective amendment is declared effective:

(10)  We have invested or intend to invest in securities of other private funds as a means of gaining exposure to desirable investments.  Our investments in private funds may comprise up to 35% of our net assets, and within this limitation 15% of our net assets may be invested in private equity funds and hedge funds. The amount listed here is estimated for the current fiscal year and takes into account the extent we expect to invest in registered investment companies or business development companies.  As of March 31, 2015, the private funds in which we had invested were hedge funds that invest in senior loans or other credit obligations and we also had an existing investment in another business development company.

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Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Edward Bartz, Esq.

June 30, 2015

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Christopher Carlson, Esq.

Nataly Zelensky, Esq.

Lisa A. Morgan, Esq.